Exhibit 99.2

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201406588W)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 21, 2020

To our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the Extraordinary General Meeting of the shareholders of KENON HOLDINGS LTD. (“Kenon” or the “Company”), which will be held at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192 at 4 p.m., Singapore time, on October 21, 2020 (the “Extraordinary General Meeting”).

The Extraordinary General Meeting is being convened to consider and, if thought fit, to pass with or without amendments, the following as an Ordinary Resolution:

1.	RESOLVED THAT, the declaration of a special cash dividend of $2.23 per ordinary share for the financial year ended December 31, 2019 be and is hereby approved.

By order of the Board of Directors,

Cheng Lian Siang
Company Secretary
Singapore
September 22, 2020

For additional information on the above proposal, please refer to the Proxy Statement, dated as of the date hereof (the “Proxy Statement”), accompanying this Notice.

Notes

Eligibility to vote at the Extraordinary General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business (EST) on September 22, 2020 as the record date (the “Record Date”) for determining those beneficial shareholders of the Company who will be entitled to vote at the Extraordinary General Meeting and receive copies of this Notice and the Proxy Statement. All shareholders of record (i) on the date of the Extraordinary General Meeting will be entitled to vote at the Extraordinary General Meeting and receive copies of this Notice and Proxy Statement; and (ii) on the date of this Notice shall be entitled to receive copies of this Notice and Proxy Statement.

Quorum. Representation of not less than 33 1/3 per cent. of the total number of issued and fully paid ordinary shares of Kenon as at the date of the Extraordinary General Meeting, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the Extraordinary General Meeting.

Proxies. Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). Whether or not you plan to attend the Extraordinary General Meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed pre-paid envelope. A proxy card must be received by Computershare Trust Company, N.A. at Computershare Shareholder Services, PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES, not less than 48 hours before the time appointed for holding the Extraordinary General Meeting (or within such other time as may be required by the Companies Act, Chapter 50 of Singapore). For further information on how to vote at the Extraordinary General Meeting, see “Part II – Proposal to be considered at the Extraordinary General Meeting – Manner of Voting – Shareholders of Record” in the Proxy Statement. You may revoke your proxy at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon c/o Computershare Shareholder Services, PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES, no less than 48 hours prior to the Extraordinary General Meeting or (ii) attending the Extraordinary General Meeting and voting in person.

Beneficial Shareholders (New York Stock Exchange): In order for your vote to be counted at the Extraordinary General Meeting, you must have been a shareholder as at, and with effect from, the Record Date. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your shares should be voted. You may also vote your shares in person at the Extraordinary General Meeting. For information on how to vote in person at the Extraordinary General Meeting, see “Part II – Proposal to be considered at the Extraordinary General Meeting – Manner of Voting – Beneficial Shareholders (NYSE)” in the Proxy Statement. If you do not intend to vote in person at the Extraordinary General Meeting, your shares must be voted no less than 48 hours prior to the Extraordinary General Meeting (or within such longer period prior to the Extraordinary General Meeting as may be specified by the Depository Trust Company’s (the “DTC”), or DTC participants’ procedures). If you would like to revoke your proxy, please contact the holder of your shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (Tel Aviv Stock Exchange (the “TASE”)): In order for your vote to be counted at the Extraordinary General Meeting, you must have been a shareholder as at, and with effect from, the Record Date and must (i) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on September 22, 2020 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your shares are held, which certificate indicates that you were the beneficial owner of such shares as of the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Gornitzky & Co. via fax to +972-3-560-6555, Attention: Ari Fried, Adv. or by e-mail to: kenonproxy@gornitzky.com or (ii) vote in person at the Extraordinary General Meeting. For information on how to vote in person at the Extraordinary General Meeting, see “Part II – Proposal to be considered at the Extraordinary General Meeting – Manner of Voting – Beneficial Shareholders (TASE)” in the Proxy Statement. If you do not intend to vote in person at the Extraordinary General Meeting, your shares must be voted no less than 48 hours prior to the Extraordinary General Meeting (or within such longer period prior to the Extraordinary General Meeting as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures). You may revoke your proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Gornitzky & Co. via fax to +972-3-560-6555, Attention: Ari Fried, Adv. or by e-mail to: kenonproxy@gornitzky.com, no less than 48 hours prior to the Extraordinary General Meeting; or (ii) attending the Extraordinary General Meeting and voting in person, subject to the satisfaction of the conditions set forth in the Proxy Statement.

Monetary Amounts. All monetary amounts in this Notice of Extraordinary General Meeting have been presented in U.S. dollars.

The Proxy Statement and this Notice are each being published for the benefit of all holders of Kenon’s shares, are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission on a Report on Form 6-K, and will also be filed with the TASE on an Immediate Report.

Personal data privacy. By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Extraordinary General Meeting and/or any adjournment thereof, a member of the Company (i) consents to the collection, use and disclosure of the member’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the Extraordinary General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Extraordinary General Meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the member discloses the personal data of the member’s proxy(ies) and/or representative(s) to the Company (or its agents or its service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or its service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the member will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s breach of warranty.

Important Reminder. Due to the constantly evolving COVID-19 situation in Singapore, Kenon may be required to change its arrangements for the Extraordinary General Meeting at short notice in order to implement the requisite safe management measures that may be imposed by the Singapore Government at the relevant time, to minimize the risk of spread of COVID-19. Shareholders should check Kenon’s website at http://www.kenon-holdings.com/ for the latest updates on the status of the Extraordinary General Meeting.